September 5, 2014

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Mr. Craig Wilson

Re:
Gigamon Inc.
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed March 13, 2014
Form 10-Q for the Quarterly Period Ended March 29, 2014
Filed May 8, 2014
File No. 001-35957

Ladies and Gentlemen:

On behalf of Gigamon Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 5, 2014, relating to the Company’s Annual Report on Form 10-K for the year ended December 28, 2013 filed with the Commission on March 13, 2014 (the “Form 10-K”) and relating to the Quarterly Report on Form 10-Q for the three months ended March 29, 2014 filed with the Commission on May 8, 2014 (the “Form 10-Q”). The Company is filing via EDGAR this letter and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Comparison of Fiscal 2013 and Fiscal 2012

Operating Expenses, page 58

Securities and Exchange Commission

September 5, 2014

1. We note that the significant increases in operating expenses were primarily the result of increases in stock-based compensation expense in fiscal 2013 compared to fiscal 2012. Please tell us what consideration was given to disclosing expected trends in such expense in future periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

The Company respectfully advises the Staff that at the time of filing the Form 10-K, the Company considered the expected trends in operating expenses for fiscal 2014, including stock-based compensation expense. The Company concluded that stock-based compensation expense was expected to be relatively comparable to the fiscal 2013, taking into account the Company’s stock price, the expected number of grants for fiscal 2014, and assuming no change in estimated forfeitures.

As there was no expected change in stock-based compensation expense trends, the Company did not make an explicit disclosure of expected trends in such expense for future periods in the Form 10-K.

However, in response to the Staff’s comment, the Company expanded its disclosure on page 28 of “Management Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the period ended June 28, 2014 filed with the SEC on August 8, 2014.

Non-GAAP Financial Measures, page 61

2. We note the non-GAAP adjustment for “income tax effect of non-GAAP adjustments.” Please tell us what consideration was given to disclosing how this adjustment was calculated. Refer to Compliance and Disclosure Interpretation Question 102.11 for guidance.

The Company respectfully advises the Staff that page 61 of the Form 10-K states that “… management uses non-GAAP measures to manage and assess the profitability of our business going forward and does not consider stock-based compensation expense or expenses related to our performance units and related taxes in managing our operations. Specifically, management does not consider these expenses or benefits when developing and monitoring our budgets and spending. As a result, we used calculations of non-GAAP net income and non-GAAP net income per share, which excluded these expenses when evaluating our ongoing operations and allocating resources within the organization.” The Company then disclosed the income tax effect of these non-GAAP adjustments of $12,673,000 on page 62 of its Form 10-K.

However, in response to the Staff’s comment, the Company clarified how the income tax effect of non-GAAP adjustments was calculated by adding a footnote describing the non-GAAP tax expense calculation on page 35 of the Quarterly Report on Form 10-Q for the period ended June 28, 2014.

Item 8. Financial Statements and Supplementary Data

Note 3. Fair Value Measurements

Cash, Cash Equivalent and Investments, page 86

Securities and Exchange Commission

September 5, 2014

3. We note that in fiscal 2013, you transferred investments between Level 1 and 2 of the fair value hierarchy which related to purchases and sales of corporate debt securities and U.S. government agency debt securities. Please tell us what consideration was given to disclosing the amounts of transfers between levels 1 and 2 pursuant to ASC 820-10-50- 2(bb).

The Company respectfully advises the Staff that the transfer from level 1 to level 2 related to U.S. government agency securities. Corporate debt securities were appropriately disclosed as level 2 throughout fiscal 2013.

When preparing its Form 10-K, the Company determined that it had incorrectly classified $3.0 million of U.S. government agency securities as level 1 in its Quarterly Report on Form 10-Q for the period ended September 28, 2013. The Company corrected the disclosure related to these U.S. government agency securities in its Form 10-K. The Company determined not to disclose the correction because the transfer of such amount from level 1 to level 2 was not deemed to be material to the consolidated financial statements.

However, in response to the Staff’s comment, the Company will add disclosure regarding the correction of this error in its Quarterly Report on Form 10-Q for the period ending September 27, 2014 and its Annual Report on Form 10-K for the year ending December 27, 2014.

Note 10. Income tax, page 102

4. We note that as of December 28, 2013, you concluded that “it was more-likely-than-not that the amount of deferred tax assets recorded on the balance sheet would be realized.” We further note that over the last three fiscal years, you have incurred a cumulative loss before income tax (benefit) provision. In light of such cumulative loss, please provide us with your basis for your conclusion that a valuation allowance is not needed. Refer to ASC 740-10-30-23.

ASC 740-10-30-17 states that “all available evidence shall be considered in determining whether a valuation allowance for deferred tax assets is needed.” ASC 740-10-30-23 further states, “A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.” In evaluating the need for a valuation allowance for deferred tax assets, the Company considered all evidence that was available to determine whether the deferred taxes would be realized.

The Company acknowledges that its financial results as of December 28, 2013 represented a cumulative GAAP loss over the last three fiscal years. However, after adjusting the U.S. jurisdiction cumulative pretax loss for permanent items (primarily relating to equity instruments that are permanently not tax deductible), the Company had a three year cumulative taxable income as of December 28, 2013. The Company also examined its historic results and noted that the Company consistently reported taxable income from 2007 through 2012. In fiscal 2013, the Company reported a loss before income taxes primarily due to a significant non-recurring cost that the Company did not expect to incur in the future; that is, a $20.4 million charge related to the Company’s Performance Unit Plan (as disclosed on pages 93 and 94 of the Form 10-K). The Company also reported income before taxes in the three months ended September 28, 2013 and December 28, 2013. Although the Company had not excluded the amounts related to this discrete charge from the calculation of the three year cumulative taxable income for the

Securities and Exchange Commission

September 5, 2014

U.S. jurisdiction, management considered this item to be an aberration and not indicative of the core operating profitability of the Company. At the time of filing of the Form 10-K, the Company was projecting taxable income for fiscal 2014.

The Company respectfully advises the Staff that after weighing all the available positive and negative evidence (as discussed above), management determined that it was more likely than not the deferred tax assets would be realized as of December 28, 2013.

The Company periodically reviews the recoverability of its deferred tax assets. During the preparation of the Quarterly Report on Form 10-Q for the period ended June 28, 2014, the Company noted that it had a three year cumulative taxable loss as of June 28, 2014. The Company considered this event to be a significant negative evidence in addition to the revised fiscal 2014 projections, in line with the Company’s actual performance through June 28, 2014, that were not outweighed by positive evidence and therefore concluded that as of June 28, 2014, it was more likely than not that the deferred tax assets would not be realized. Accordingly, the Company recorded a full valuation allowance against all of its deferred tax assets as of June 28, 2014.

Note 12. Segment Information, page 106

5. Please tell us why you have not provided disclosure of revenues from external customers for each product and service or each group of similar products and services pursuant to ASC 280-10-50-40. We note you sell physical appliances and software product, for what appear to be two differentiated product groups.

In response to the Staff’s comment, the Company has not included disclosures of revenues by product line as required under ASC 280-10-50-40, as the Company’s products are substantially similar (Traffic Visibility Fabric products). The Company has considered the criteria described in ASC 280-10-50-11 in our evaluation as shown below:

-	The Company’s business model is highly focused such that all of its products are components of traffic visibility solutions. Our Traffic Visibility Fabric consists of one or many distributed hardware appliances running proprietary software that enable an advanced level of filtering, modification and control of Ethernet network traffic. The substantial majority of software revenue is directly related to the Company’s proprietary software running on the physical hardware appliances, and the Company’s physical hardware appliances require the software to provide the Visibility Fabric functionality.

-	The majority of the Company’s products are also similar with regard to the type of customers, production process and the method used to distribute them.

Form 10-Q for the Quarterly Period Ended March 29, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of the three months ended March 29, 2014 and March 30, 2013

Securities and Exchange Commission

September 5, 2014

Revenue, page 28

6. We note in your earnings call for the quarter that you discuss the number customers added. We further note from your discussion of results of operations on page 28 that the increase in services revenues was due to primarily due to” the growth in [y]our installed base at [y]our existing end-user customers and also due to an increase in the total number of end-user customers under maintenance and support contracts.” However, we were not able to locate disclosure of the number of such customers added during the quarter. Please tell us what consideration was given to disclosing this metric in MD&A. Refer to Section III.B.1 of SEC Release 33-8350.

The Company respectfully advises the staff that in future filings, including the most recent Quarterly Report on Form 10-Q for the period ended June 28, 2014, the number of customers added during the period will be disclosed.

During the three months ended March 29, 2014 and March 30, 2013, the Company added 70 and 60 customers, respectively.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to me at (408) 831-4402. Thank you for your assistance.

Sincerely,

/s/ Mike Burns

Mike Burns
Chief Financial Officer

cc:	Paul A. Hooper
Paul B. Shinn Gigamon Inc. Jeffrey D. Saper Robert G. Day Wilson Sonsini Goodrich & Rosati, P.C. Ergun Genc PricewaterhouseCoopers LLP